UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number 001-15144

TELUS CORPORATION

(Translation of registrant’s name into English)

23rd Floor, 510 West Georgia Street

Vancouver, British Columbia V6B 0M3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/Andrea Wood

	Name:	Andrea Wood

	Title:	Chief Legal and Governance Officer

Date: June 14, 2019

Exhibit Index

Exhibit Number	Description of Document

99.1	Restricted Share Unit Plan of TELUS Corporation, amended as of February 13, 2019

99.2	Performance Share Unit Plan of TELUS Corporation, amended as of February 13, 2019